                                            ------------------------------------
                                                        OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:                3235-0145
                                            Expires:            October 31, 2002
                                            Estimated average burden
                                            hours per response . . . . . . 14.90
                                            ------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         OAO Technology Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   67082B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Louis N. Mintz
                             c/o J.F. Lehman Company
                                 450 Park Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 67082B 10 5                                               Page 2 of 39

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terrapin Partners Holding Company LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

      Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                 0
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                8,925,214
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

      REPORTING               0
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,925,214
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 67082B 10 5                                               Page 3 of 39

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John F. Lehman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

      Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                 48,000
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                8,925,214
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

      REPORTING               48,000
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,973,214
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 67082B 10 5                                               Page 4 of 39

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald Glickman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

      Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                 0
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                8,925,214
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

      REPORTING               0
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,925,214
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 67082B 10 5                                               Page 5 of 39

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louis N. Mintz
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

      Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                 0
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                8,925,214
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

      REPORTING               0
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,925,214
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 67082B 10 5                                               Page 6 of 39

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George Sawyer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

      Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

       SHARES                 0
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                8,925,214
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

      REPORTING               0
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,925,214
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67082B 10 5                                               Page 7 of 39


      This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Terrapin Partners Holding Company, a Delaware limited liability company ("Holding Company"), John F. Lehman, Donald Glickman, Louis N. Mintz and George Sawyer (together with Holding Company, the "Reporting Persons") to report the Reporting Persons' acquisition (the "Reportable Transactions") of beneficial ownership of in excess of five percent (5%) of the Common Stock of OAO Technology Solutions, Inc. (the "Issuer") as a result of the acquisition by Holding Company and Terrapin Partners Subsidiary LLC ("Subsidiary" and together with Holding Company, the "Purchasers"), of shares of common stock ("Common Stock"), par value $0.01 per share, of the Issuer on October 22, 2001.

ITEM 1. SECURITY AND ISSUER.

      This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 7500 Greenway Center Drive, Greenbelt, Maryland 20770.

ITEM 2. IDENTITY AND BACKGROUND.

      For information with respect to the identity and background of each of the members of Holding Company and the members of the management committee of Holding Company, see Schedule I attached hereto. As the three managing members of JFL Investors LLC, which is the general partner of J.F. Lehman Equity Investors I, L.P. ("JFLEI"), the holder of approximately 51.5% of the units of Holding Company, Messrs. Lehman, Glickman and Sawyer have the ability to control the voting and disposition decisions to be made by Holding Company and Subsidiary with respect to the Common Stock that is the subject of this on Schedule 13D. In addition, as three of the four members of the management committee of Holding Company, Messrs. Lehman, Glickman and Mintz similarly have the ability to control the voting and disposition decisions to be made by Holding Company and Subsidiary with respect to the Common Stock that is the subject of this Schedule 13D. For purposes of this Schedule 13D, the Reporting Persons are deemed to share voting and disposition power with respect to the Common Stock. The Holding Company does not have any officers, and the members of its management committee are Messrs. Lehman, Glickman and Mintz and Cecile
D. Barker.

(a)   Name of Person Filing

      (i)   Terrapin Partners Holding Company LLC

      (ii)  John F. Lehman

      (iii) Donald Glickman

      (iv)  Louis N. Mintz

      (v)   George Sawyer

(b)   Place of Organization/Citizenship

      (i)   State of Delaware

CUSIP No. 67082B 10 5                                               Page 8 of 39


      (ii)  United States

      (iii) United States

      (iv)  United States

      (v)   United States

(c)   Principal Business/Principal Occupation

      (i) Holding Company is a limited liability company that has no employees and operations, other than holding all of the outstanding common units of Subsidiary, which in turn holds directly shares of the Issuer's Common Stock.

      (ii)  Chairman and Chief Executive Officer of J.F. Lehman & Company, Inc.

      (iii) Vice President and Managing Director of J.F. Lehman & Company, Inc.

      (iv)  Principal of J.F. Lehman & Company, Inc.

      (v)   Vice President and Managing Director of J.F. Lehman & Company, Inc.

(d)   Address of Principal Business and/or Principal Office

      (i)   Terrapin Partners Holding Company LLC
            c/o J.F. Lehman & Company, Inc.
            450 Park Avenue, 6th Floor
            New York, New York 10022

      (ii)  c/o J.F. Lehman & Company, Inc.
            450 Park Avenue, 6th Floor
            New York, New York 10022

      (iii) c/o J.F. Lehman & Company, Inc.
            450 Park Avenue, 6th Floor
            New York, New York 10022

      (iv)  c/o J.F. Lehman & Company, Inc.
            450 Park Avenue, 6th Floor
            New York, New York 10022

      (v)   c/o J.F. Lehman & Company, Inc.
            2001 Jefferson Davis Highway, Suite 607
            Arlington, Virginia 22202

(e)   Legal Proceedings

      During the last five years, none of the Reporting Persons, nor, to their best knowledge, any person identified on Schedule I, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

CUSIP No. 67082B 10 5                                               Page 9 of 39


      activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) For the purchase of 5,729,356 shares of Common Stock from Safeguard Scientifics, Inc. a Pennsylvania corporation ("Safeguard Scientifics"), and two of its affiliates, the source of funds was working capital contributed to Holding Company by two of the holders of its common units, J.F. Lehman Equity Investors I, L.P. ("JFLEI") and JFL Co-Invest Partners II, L.P. ("Co-Invest") in the amount of $10,500,000, which was subsequently contributed to Subsidiary by Holding Company. The sources of funds for the contributions by JFLEI and Co-Invest were capital contributed to those limited partnerships by their partners. In turn, Subsidiary purchased 5,729,356 shares of Common Stock for $9,453,437 in cash and $2,006,000 in stated liquidation value of convertible preferred units of Subsidiary, representing $1.65 per share in cash and $0.35 per share in convertible preferred units.

      (b) For the acquisition of 1,369,458 shares of Common Stock, Holding Company issued 1,369,458 common units to the contributors of those shares. The initial stated value of each common unit is $1.65. Holding Company subsequently contributed those 1,369,458 shares of Common Stock to Subsidiary in exchange for the same number of common units of Subsidiary.

      (c) Of the shares of Common Stock reported as beneficially owned by the Reporting Persons, 1,826,400 shares are the subject of a Voting Agreement and Irrevocable Proxy, dated as of October 22, 2001. As those shares have not been acquired by the Reporting Persons, no funds were used in obtaining the voting rights and proxy contained in that agreement.

ITEM 4. PURPOSE OF TRANSACTION.

      The Common Stock acquired by Subsidiary was acquired for investment purposes. Subject to the limitations contained in the Stockholders Agreement, dated as of October 22, 2001, among the Issuer, Subsidiary and, for limited purposes, JFLEI (the "Stockholders Agreement"), as described in detail in Item 6 below and filed as Exhibit 7(b) hereto, the Reporting Persons may from time to time acquire beneficial ownership of additional shares of Common Stock and may from time to time cease to have beneficial ownership over Common Stock, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by Holding Company, the managing member of Subsidiary.

      As a result of the Reportable Transactions, John F. Lehman, a founding member and the Chairman and Chief Executive Officer of J.F. Lehman & Company, Inc., already a director of the Issuer, became Chairman of the Board of the Issuer after Jerry L. Johnson, an affiliate of Safeguard Scientifics, resigned from the board in connection with the transactions. Louis N. Mintz, a member of the management committee of Holding Company and a principal of J.F. Lehman & Company, Inc., was appointed by the remaining members of the board to fill the vacancy on the Issuer's board created by Mr. Johnson's resignation. By virtue of their

CUSIP No. 67082B 10 5                                              Page 10 of 39

representation on the Issuer's board and their significant holdings in the Issuer's common stock, the Reporting Persons and their affiliates may engage in activities or make decisions intended to influence the business strategy or management of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) (i) See Cover Page, Items 11 and 13. Holding Company does not directly own any shares of the Common Stock. The shares of Common Stock listed as beneficially owned by Holding Company are the shares of Common Stock held by Subsidiary. Holding Company, which is a holding company entity without operations or employees, controls Subsidiary because Holding Company is the sole managing member of Subsidiary.

            (ii) See Cover Page, Items 11 and 13. Mr. Lehman directly owns 20,000 shares of Common Stock. Mr. Lehman does not directly own any shares of the Common Stock held by Subsidiary. 8,925,214 shares of Common Stock listed as beneficially owned by Mr. Lehman are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement (as defined in this Item 5 below). Mr. Lehman may be deemed to control Holding Company and Subsidiary because he is both (A) a managing member of JFL Investors LLC, the general partner of JFLEI, which holds more than a majority of the outstanding units of Holding Company and
(B) a member of the management committee of Holding Company, which is the managing member of Subsidiary.

            (iii) See Cover Page, Items 11 and 13. Mr. Glickman does not directly own any shares of the Common Stock held by Subsidiary. The shares of Common Stock listed as beneficially owned by Mr. Glickman are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Glickman may be deemed to control Holding Company and Subsidiary because he is both (A) a managing member of JFL Investors LLC, the general partner of JFLEI, which holds more than a majority of the outstanding units of Holding Company and (B) a member of the management committee of Holding Company, which is the managing member of Subsidiary.

            (iv) See Cover Page, Items 11 and 13. Mr. Mintz does not directly own any shares of the Common Stock held by Subsidiary. The shares of Common Stock listed as beneficially owned by Mr. Mintz are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Mintz may be deemed to control Holding Company and Subsidiary because he is a member of the management committee of Holding Company, which is the managing member of Subsidiary.

            (v) See Cover Page, Items 11 and 13. Mr. Sawyer does not directly own any shares of the Common Stock held by Subsidiary. The shares of Common Stock listed as beneficially owned by Mr. Sawyer are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Sawyer may be deemed to control Holding Company and Subsidiary because he is a managing member of JFL Investors LLC, the general partner of JFLEI, which holds more than a majority of the outstanding units of Holding Company.

            The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 19,104,521 shares of Common Stock outstanding as of June 30,

CUSIP No. 67082B 10 5                                              Page 11 of 39


2001, as represented by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2001.

      (b) (i) See Cover Page Items 7 through 10. Holding Company does not have the sole power to vote or dispose of any shares of the Common Stock. Holding Company may be deemed to share the power to direct the voting of the shares of Common Stock because it is the managing member of Subsidiary.

            (ii) See Cover Page Items 7 through 10. Mr. Lehman has the sole power to vote or dispose of 20,000 shares of Common Stock. Mr. Lehman does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. 8,925,214 shares of Common Stock listed as beneficially owned by Mr. Lehman are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. For the reasons stated in
(a)(ii) immediately above, Mr. Lehman may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

            (iii) See Cover Page Items 7 through 10. Mr. Glickman does not have the sole power to vote or dispose of any shares of the Common Stock. For the reasons stated in (a)(iii) immediately above, Mr. Glickman may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

            (iv) See Cover Page Items 7 through 10. Mr. Mintz does not have the sole power to vote or dispose of any shares of the Common Stock. For the reasons stated in (a)(iv) immediately above, Mr. Mintz may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

            (v) See Cover Page Items 7 through 10. Mr. Sawyer does not have the sole power to vote or dispose of any shares of the Common Stock. For the reasons stated in (a)(v) immediately above, Mr. Sawyer may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

      (c) Pursuant to the Stock Purchase Agreement, dated as of October 22, 2001 (the "Purchase Agreement"), among Subsidiary and Safeguard Scientifics, Safeguard Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of Safeguard Scientifics ("Safeguard Delaware"), Safeguard 97 Capital, L.P., a Delaware limited partnership of which Safeguard Delaware is the general partner ("Safeguard Capital," and collectively with Safeguard Scientifics and Safeguard Delaware, the "Sellers"), Subsidiary acquired from the Sellers, on October 22, 2001, 5,729,356 shares of Common Stock in exchange for $9,453,437 in cash and $2,006,000 in stated liquidation value of convertible preferred units of Subsidiary, representing consideration of $1.65 per share in cash and $0.35 per share in convertible preferred units.

      Pursuant to the Contribution Agreement, dated as of October 22, 2001 (the "Contribution Agreement"), by and among Holding Company, Cecile D. Barker, Gregory A. Pratt and J. Jeffrey Fox (collectively, the "Stockholders"), Holding Company acquired from the Stockholders, on October 22, 2001, 1,369,458 shares of Common Stock in exchange for 1,369,458 common units of Holding Company, each with an initial stated value of $1.65 per unit.

CUSIP No. 67082B 10 5                                              Page 12 of 39


      Pursuant to the Inter LLC Contribution Agreement, dated as of October 22, 2001, between Holding Company and Subsidiary, Holding Company contributed to Subsidiary 1,369,458 shares of Common Stock in exchange for a like number of common units of Subsidiary.

      Additionally, pursuant to the Voting Agreement and Irrevocable Proxy, dated as of October 22, 2001 (the "Voting Agreement"), by and among Holding Company, Subsidiary, Cecile D. Barker, OAO Corporation, a Maryland corporation ("OAO Corporation") of which Mr. Barker owns approximately 95% of the outstanding capital stock and of which he is the President and Chief Executive Officer, Mr. Barker and OAO Corporation (i) agreed to vote 1,826,400 shares of Common Stock that are pledged by Mr. Barker or OAO Corporation to secure obligations (the "Pledged Shares") in accordance with voting instructions received from Subsidiary or Holding Company, (ii) granted Subsidiary an irrevocable proxy to vote the Pledged Shares (subject to the rights of any pledgees to foreclose on the shares under the terms of the applicable pledge agreements) and (iii) agreed to contribute the Pledged Shares to Holding Company in exchange for a like number common units with an initial stated value of $1.65 per unit upon any or all of the Pledged Shares becoming unencumbered and freely transferable.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      (a) Pursuant to the Voting Agreement, Mr. Barker and OAO Corporation (i) agreed to vote the Pledged Shares in accordance with voting instructions received from Subsidiary or Holding Company, (ii) granted Subsidiary an irrevocable proxy to vote the Pledged Shares (subject to the rights of any pledgees to foreclose on the shares under the terms of the applicable pledge agreements) and (iii) agreed to contribute the Pledged Shares to Holding Company in exchange for a like number of common units with an initial stated value of $1.65 per unit upon any or all of the Pledged Shares becoming unencumbered and freely transferable. The Voting Agreement terminates upon the earliest of the date that (1) Subsidiary disposes of all or substantially all of the shares of Common Stock it holds, (2) the Issuer sells, leases or transfers all of substantially all of its assets to any person other than Holding Company, Subsidiary or their affiliates or (3) all of the Pledged Shares have been contributed to Holding Company.

      (b) Pursuant to the Stockholders Agreement, the parties thereto agreed that during the term of the Agreement, the Board of Directors of the Issuer would continue to maintain a committee of independent directors (the "Independent Committee") consisting of at least three members of the board of directors that are neither executive officers of the Issuer nor affiliated with JFLEI, Subsidiary or their affiliates. Additionally, the Issuer agreed that during the term of the Agreement it would not approve any "Material Transaction" without the consent of at least a majority of the members of the Independent Committee. A "Material Transaction" is defined to mean (i) any transaction or series of related transactions between the Issuer and Subsidiary, JFLEI or their Affiliates (A) with a value in excess of $375,000 in the aggregate or (B) which is

CUSIP No. 67082B 10 5                                              Page 13 of 39


reasonably likely to have a material effect on the Issuer's business, financial condition, results of operations or prospects or (ii) any reverse stock split by the Issuer of its voting securities.

      Further, Subsidiary, JFLEI and their affiliates agreed not to, subject to the exceptions contained in the following paragraph, (1) acquire any voting securities or any rights to acquire voting securities of the Issuer except the 8,925,214 shares over which the Reporting Persons acquired beneficial ownership upon consummation of the transactions on October 22, 2001, (2) enter into any merger, tender offer or similar transaction involving the Issuer or acquire any portion of the business or assets of the Issuer unless (A) all holders of voting securities of the Issuer are treated equally in terms of the consideration to be received by such holders and (B) the transaction is not entered into with Subsidiary, JFLEI or their affiliates or any other person acting in concert with Subsidiary, JFLEI or their affiliates, (3) participate in any solicitation of proxies for the removal of any member of the Independent Committee or (4) take any action challenging the validity or enforceability of the provisions described in item 1, 2 and 3 above.

      Notwithstanding the foregoing, Subsidiary and its affiliates are entitled to purchase voting securities of the Issuer (1) through open-market transactions not to exceed 5% of the voting securities of the Issuer in the aggregate and (2) if (a) such purchase is made as a result of a transaction (or a series of transactions) in which Subsidiary or its affiliates acquire or offer to acquire all of the outstanding voting securities of the Issuer, (b) the consideration to be paid for the voting securities is deemed to be fair from a financial point of view in an opinion issued by an investment banking firm retained by the Independent Committee and (c) the transaction is approved by the holders of a majority of the outstanding voting securities of the Issuer (excluding for the purposes of such calculation any voting securities owned by Subsidiary, JFLEI or their affiliates or any other person acting in concert with Subsidiary, JFLEI and their affiliates).

      The Stockholders Agreement terminates upon the earlier of (1) the third anniversary of the date of the agreement, (2) with respect to any voting securities beneficially owned by Subsidiary, upon the transfer of such voting securities to a person other than JFLEI or any Restricted Transferee (as defined in the Stockholders Agreement), (3) the date on which Subsidiary, together with JFLEI and any Restricted Transferee, shall cease to beneficially own voting securities of the Issuer representing at least 15% of the total voting power of the Issuer; and (4) the date on which the Issuer files a Form 15 with the Securities and Exchange Commission, the filing of which was approved by at least a majority of the members of the Independent Committee.

CUSIP No. 67082B 10 5                                              Page 14 of 39


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      (a) Voting Agreement and Irrevocable Proxy, dated as of October 22, 2001, by and among Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC, Cecile D. Barker and OAO Corporation

      (b) Stockholders Agreement, dated as of October 22, 2001, among OAO Technology Solutions, Inc., Terrapin Partners Subsidiary LLC and, for limited purposes, J.F. Lehman Equity Investors I, L.P.

      (c) Joint Filing Agreement dated as of October 30, 2001 by and among Terrapin Partners Holding Company LLC and Terrapin Partners Subsidiary LLC

CUSIP No. 67082B 10 5                                              Page 15 of 39


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


      TERRAPIN PARTNERS HOLDING COMPANY LLC


      By: /s/ Louis N. Mintz                               October 30, 2001
         ---------------------------
         Louis N. Mintz
         Authorized Person


      /s/ John F. Lehman                                   October 30, 2001
      ------------------------------
      John F. Lehman


      /s/ Donald Glickman                                  October 30, 2001
      ------------------------------
      Donald Glickman


      /s/ George Sawyer                                    October 30, 2001
      ------------------------------
      George Sawyer


      /s/ Louis N. Mintz                                   October 30, 2001
      ------------------------------
      Louis N. Mintz

CUSIP NO. 67082B 10 5              SCHEDULE 13D                    Page 16 of 39

                                   SCHEDULE I

                      Terrapin Partners Holding Company LLC
                       Members of the Management Committee

                         PRESENT BUSINESS               PRESENT PRINCIPAL
NAME                         ADDRESS                        OCCUPATION                CITIZENSHIP
----------------   ---------------------------    --------------------------------    -----------
John F. Lehman     J.F. Lehman & Company, Inc.    Chairman and Chief                     U.S.
                   450 Park Avenue                Executive Officer of J.F.
                   New York, New York 10022       Lehman & Company, Inc.

Donald Glickman    J.F. Lehman & Company, Inc.    Vice President and                     U.S.
                   450 Park Avenue                Managing Director of J.F.
                   New York, New York 10022       Lehman & Company, Inc.

Louis N. Mintz     J.F. Lehman & Company, Inc.    Principal of J.F. Lehman &             U.S.
                   450 Park Avenue                Company, Inc.
                   New York, New York 10022

Cecile D. Barker   OAO Corporation                President and Chief                    U.S.
                   7500 Greenway Center           Executive Officer of OAO
                   Greenbelt, Maryland 20770      Corporation

                      Terrapin Partners Holding Company LLC
                                     Members

                                                                                        PRESENT PRINCIPAL
                                                   PRESENT BUSINESS                         BUSINESS/
              NAME                                      ADDRESS                            OCCUPATION            CITIZENSHIP
------------------------------------     ---------------------------------------    --------------------------   -----------
                                         J.F. Lehman & Company, Inc.
J.F. Lehman Equity Investors I, L.P.     2001 Jefferson Davis Highway,              Investment Vehicle             Delaware
                                         Suite 607
                                         Arlington, Virginia 22202

JFL Co-Invest Partners II, L.P.          J.F. Lehman & Company, Inc.                Investment Vehicle             Delaware
                                         2001 Jefferson Davis Highway,
                                         Suite 607
                                         Arlington, Virginia 22202

Cecile D. Barker                         OAO Corporation                            President and Chief             U.S.
                                         7500 Greenway Center                       Executive Officer of
                                         Greenbelt, Maryland 20770                  OAO Corporation

Gregory Pratt                            OAO Technology Solutions                   President and Chief             U.S.
                                         7500 Greenway Center                       Executive Officer of
                                         Greenbelt, Maryland 20770                  OAO Technology
                                                                                    Solutions

J. Jeffrey Fox                           OAO Technology Solutions                   Chief Financial Officer         U.S.
                                         7500 Greenway Center                       of OAO Technology
                                         Greenbelt, Maryland 20770                  Solutions